Filed by EXELON CORPORATION
                              Pursuant to Rule 425
                              Under the Securities Act of 1933
                              Subject Company: EXELON CORPORATION
                              Commission File No.: 333-37082




         Set forth below is the text of a postcard which was sent to certain Unicom shareholders informing them of the dates and locations of discussion meetings regarding the proposed merger transaction of Unicom Corporation and PECO Energy Company to form Exelon Corporation.

          The following communications contain certain
"forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements herein include statements about future financial and operating results and the proposed merger involving PECO Energy Company and Unicom Corporation. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental approvals for the merger; failure of the PECO Energy Company or Unicom Corporation stockholders to approve the merger; the risk that the PECO Energy Company and Unicom Corporation businesses will not be integrated successfully; and other economic, business, competitive and/or regulatory factors affecting PECO Energy Company's and Unicom's businesses generally. More detailed information about those factors is set forth in the joint proxy statement/prospectus regarding the proposed merger. Neither PECO Energy Company nor Unicom Corporation is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.


                   * * * * * * * * * * * * * *

          Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information because it contains important information. The joint proxy statement/prospectus has been filed with the Securities and Exchange Commission by Exelon Corporation. The joint proxy statement/prospectus was declared effective by the Commission on May 15, 2000. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by PECO Energy Company and Unicom Corporation with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from PECO Energy Company or from Unicom Corporation.

Side 1

                                     [Postage Indicia of Mailing]



Dear Unicom Shareholder:

Please join us for an import discussion of the proposed merger between Unicom Corporation and PECO Energy Company.

If you have not already received your proxy materials, you will be receiving them shortly. Please carefully read the prospectus as it contains important information about the merger.

Take advantage of this unique opportunity to hear first hand how this merger and the creation of the new corporation, Exelon, will affect your investment.



Choose from:

TUESDAY, JUNE 6, 6:30 - 7:30 P.M.
The Renaissance Hotel
2100 Spring Road, Oak Brook, Illinois


WEDNESDAY, JUNE 7, 8:30 - 9:30 A.M.
One BankOne Plaza, (BankOne Auditorium, lower level)
10 South Dearborn Street, Chicago, Illinois (enter from Dearborn
Street)

THURSDAY, JUNE 8, 6:30 - 7:30 P.M.
Hyatt-Deerfield
1750 Lake Cook Road, Deerfield, Illinois


Space is limited!  Call Now!
773-229-1968
Reserve your space at this important meeting!


   [Graphic: pictures of electric utility facilities and equipment]


Side 2

   [Graphic: pictures of electric utility facilities and equipment]

      Don't miss this important opportunity to discuss the
                    Unicom/PECO Energy Merger



Discuss what the merger will mean to you and your investment

Learn more about the new corporation, Exelon

Meet with Unicom executives to discuss the merger


Please plan to attend one of these three important meetings:

TUESDAY, JUNE 6TH at  6:30 P.M.
WEDNESDAY, JUNE 7TH at 8:30 A.M
THURSDAY, JUNE 8TH at 6:30 P.M.



Space is limited!
Call now to reserve your space at one of these meetings
773-229-1968

[Unicom Logo]  [PECO Logo]